UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Fidelity National Financial, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

31620R105
(CUSIP Number)

KEITH MEISTER
CORVEX MANAGEMENT LP
712 Fifth Avenue, 23rd Floor
New York, New York 10019
(212) 474-6700

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 2, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 31620R105

1	NAME OF REPORTING PERSON CORVEX MANAGEMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,285,547
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 18,285,547
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,285,547
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON PN; IA

CUSIP NO. 31620R105

1	NAME OF REPORTING PERSON KEITH MEISTER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,285,547
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 18,285,547
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,285,547
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IN; HC

CUSIP NO. 31620R105

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the “Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. This Amendment No. 2 reflects the Reporting Persons’ ownership position following the completion of the Issuer’s acquisition of Lender Processing Services, Inc. pursuant to the parties’ Agreement and Plan of Merger, dated May 28, 2013 (the “Lender Processing Services Transaction”).

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

While the Reporting Persons’ aggregate ownership remains unchanged, this Amendment No. 2 provides updated disclosure of the Reporting Persons’ percentage ownership following the issuance of Shares in connection with the Lender Processing Services Transaction.  The Reporting Persons are pleased with the closing of the transformational Lender Processing Services Transaction, as well as the Issuer’s commitment to focused capital allocation.  The Reporting Persons look forward to a continued dialogue with the Issuer’s board of directors and management regarding the matters outlined in their Schedule 13D, as amended.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 275,620,579 Shares outstanding, which is the sum of 249,720,579 Shares reported outstanding as of October 31, 2013 in the Issuer’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on November 7, 2013, plus 25,900,000 Shares reported issued in connection with the Lender Processing Services Transaction and outstanding in a Current Report on Form 8-K filed with the SEC on January 3, 2014.

As of the close of business on January 3, 2014, Corvex may be deemed to be the beneficial owner of 18,285,547 Shares, constituting collectively approximately 6.6% of the Shares outstanding.  By virtue of his position as control person of the general partner of Corvex, Mr. Meister may be deemed the beneficial owner of such Shares.  Each of Corvex and Mr. Meister disclaims beneficial ownership of such Shares, except to the extent of its or his pecuniary interest therein.

Item 5(c) is hereby amended and restated as follows:

(c)           The Reporting Persons have not engaged in any transactions in securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D.

CUSIP NO. 31620R105

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 6, 2014	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
Keith Meister
Managing Partner

/s/ Keith Meister
KEITH MEISTER

CUSIP NO. 31620R105